EXHIBIT 1

FOR IMMEDIATE RELEASE	6 December 2011

WPP PLC (“WPP”)

24/7 Real Media to acquire digital video advertising services company Panache in the US

WPP announces that its wholly-owned digital marketing technology business, 24/7 Real Media, a WPP Digital company, has agreed to acquire the assets of Panache, LLC.

Panache is a digital video advertising fulfillment software and services company which specialises in helping premium publishers grow their digital video advertising business. The company employs 17 people, primarily in technology development, and major clients include Fox News, CBS, MTV Networks and the UK’s Channel 4. Panache was founded in 2006 and is based in Los Angeles.

The acquisition of Panache expands 24/7 Real Media’s technology offer by adding digital video ad fulfillment to its award-winning Open AdStream advertising management platform. Video is the fastest-growing segment of online advertising.

24/7 Real Media is a digital marketing technology company operating in 18 offices in 12 countries globally. Its technology platform powers its own media businesses and those of many leading global publishers as well as WPP’s digital audience buying companies, Xaxis and the Media Innovation Group. Xaxis, a GroupM company, is the world’s largest global audience buying company operating in 11 countries across North America, the UK, Europe and Australia providing GroupM clients with the ability to target their consumers with the right message at the right time on internet, mobile and online video channels. Overall, 24/7 Real Media manages

$1 billion of digital advertising expenditure through its technologies.

This investment reflects the Group’s commitment to grow its digital assets and to support this growth with a strong independent technology capability. Based on consensus analysts’ forecast for 2011, WPP’s digital revenues will total over $4.5 billion and almost 30% of its projected $16 billion revenue. WPP has set a target of 35-40% of revenue derived from digital in the next five years.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204